July 19, 2006
VIA EDGAR
Mail Stop 4-6
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Edgar

Re:	Business Objects S.A.
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2005
Filed March 16, 2006
Current Report on Form 8-K
Filed April 26, 2006
File No. 000-24720
Dear Mr. Edgar:
     Reference is made to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated July 6, 2006 relating to Business Objects S.A.’s Form 10-K for the fiscal year ended December 31, 2005. On behalf of Business Objects, we respectfully request that the Staff grant an extension for Business Objects to respond to such comments on or before August 4, 2006 (10 additional business days) in light of Business Objects’ current preparation of its earnings release and Form 10-Q for the fiscal quarter ended June 30, 2006.
     Please direct any questions to me at 650-320-4509. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Julia Reigel
Julia Reigel

cc:	Susan J. Wolfe, Business Objects S.A.
James R. Tolonen, Business Objects S.A.
Wendy A. Boufford, Business Objects S.A.